UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 20006.

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)

Date January 11, 2006                                           /s/ Ron Erratt
Ronald Lea Erratt
Company Secretary

ASX & MEDIA RELEASE
10 JANUARY, 2006

GLYCOTEX, INC. POSTPONES PROPOSED INITIAL PUBLIC OFFERING OF ITS COMMON STOCK UNITS

Pharmaceutical company Novogen Limited announced today that Glycotex, Inc., its US subsidiary, is withdrawing its Form S-1 Registration Statement from the Securities Exchange Commission and is postponing the initial public offering of its common stock units.

Glycotex wishes to further advance the development program for its wound healing and tissue repair product candidates, and currently intends to re-file a registration statement later in 2006.

Glycotex, Inc. is a clinical stage biopharmaceutical company focused on discovering and developing a novel class of drugs for human wound healing and tissue repair.

Novogen (Nasdaq: NVGN ASX: NRT) is a world leader in the research and development of drugs derived from its phenolic technology platform. The Company manages its international research and development programs using the expertise and clinical research capabilities of universities and hospitals in the US, Australia and other key international locations. The oncology compound phenoxodiol is being developed by the Company's listed subsidiary Marshall Edwards Inc. (Nasdaq: MSHL).

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

ISSUED FOR        :     NOVOGEN LIMITED
LISTINGS         :     ASX (CODE NRT), NASDAQ (CODE NVGN).
FOR FURTHER         MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED
INFORMATION      :     TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY        :     WESTBROOK COMMUNICATIONS
  CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157